SECURIAN FINANCIAL SERVICES, INC.

**Statement of Financial Condition and
Report of Independent Registered
Public Accounting Firm**

December 31, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2023** AND ENDING **12/31/2023**

MM/DD/YY — MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Securian Financial Services, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

[☑] Broker-dealer   [ ] Security-based swap dealer   [ ] Major security-based swap participant

[ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

400 Robert Street North

(No. and Street)

Saint Paul	**Minnesota**	**55101**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Laurie Engle	**651-665-5397**	**laurie.engle@securian.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Crowe, LLP

(Name – if individual, state last, first, and middle name)

485 Lexington Avenue, Floor 11	**New York**	**New York**	**10017-2619**
(Address)	(City)	(State)	(Zip Code)

09/24/2003	**173**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kimberly Carpenter _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Securian Financial Services, Inc. _____, as of 12/31 _____, 2 023 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.


Julie Ann Howard
Notary Public
Minnesota
My Commission Expires January 31, 2028

Signature: Kimberly Carpenter

Title: President + CEO

Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Securian Financial Services, Inc.
Management and Board of Directors
St. Paul, Minnesota

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Securian Financial Services, Inc. (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2019.

New York, New York
April 12, 2024

SECURIAN FINANCIAL SERVICES, INC.

Statement of Financial Condition

December 31, 2023
(in thousands)

Assets

Cash and cash equivalents	$	7,462
Commissions receivable		11,300
Due from affiliates		5,865
Federal current income tax recoverable		886
State current income tax recoverable		126
State deferred income tax recoverable		65
Other receivables		1,878
Prepaid expenses		46
Total assets	$	27,628

Liabilities and Stockholder's Equity

Liabilities:

Commissions payable	$	8,059
Accrued expenses		199
Federal deferred income tax liability		14
Due to affiliates		191
Total liabilities		8,463

Stockholder's equity:

Paid-in capital; 25,000 shares of common stock authorized, no par value; 100 shares issued and outstanding		64,986
Accumulated deficit		(45,821)
Total stockholder's equity		19,165
Total liabilities and stockholder's equity	$	27,628

See accompanying notes to financial statement.

(1) Basis of Presentation and Nature of Business

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The financial statements include the accounts of Securian Financial Services, Inc. (the Company), a wholly-owned subsidiary of Securian Financial Group, Inc. (SFG).

The preparation of the financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported assets and liabilities, including disclosure of contingent assets and liabilities, as of the statement of financial condition date and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

On August 9, 2023 SFG sold its retail wealth business which included certain assets and liabilities of the Company associated with its distribution capabilities. The Company received net cash consideration of $306,063, which represents gross sales proceeds net of consideration provided by the Company to the buyer for distribution to transferring advisors per the terms of the agreements (the Incentive Compensation) and other transferred assets and liabilities. The net liability transfer of $8,054 was comprised primarily of certain prepaid expense assets of $24,154 offset by unearned fee and accrued expense liabilities of $32,208. The Company may receive a portion of the Incentive Compensation that is not paid to transferring advisors back from the buyer. This amount will be recognized when determined to be realizable, which is expected to be within 30 days following the first anniversary of the closing date.

As a result of the transaction on August 9, 2023, the Company continues to be a registered broker dealer in securities under the Securities Exchange Act of 1934. The Company is the distributor of Minnesota Life Insurance Company's (Minnesota Life), a subsidiary of SFG, variable life insurance policies and annuity contracts. The Company is also the distributor of Securian Life Insurance Company's (Securian Life), a subsidiary of Minnesota Life, variable life insurance policies. However the Company terminated its registration as an investment advisor under the Investment Advisors Act of 1940. Further, as a result of the transaction, the Company no longer sells mutual funds, annuity contracts and insurance products sponsored by third parties and terminated its customer clearing relationships with clearing broker/dealers.

The Company's results of operations may not be indicative of the results that might be obtained had it operated independently.

(2) Summary of Significant Accounting Policies

Commissions Receivable

As of December 31, 2023, the Company has certain commissions and distribution and service fee income that has been recognized but not received by the Company. These amounts are included in commissions receivable on the statement of financial condition. At December 31, 2023, the Company had no allowance for doubtful receivables. Commissions receivable are written off when deemed uncollectible.

The following table provides a summary of changes in the commissions receivable for the year ended December 31, 2023:

Balance at beginning of year	$	7,178
Commissions and distribution and service fees income		
related to prior year received during the year		(7,178)
Commissions and service fees income		
recognized but not received during the year		11,300
Balance at end of year	$	11,300

The difference between the beginning of year and end of year balances of the changes in the Company's commissions receivable primarily results from the timing of Company's completion of the performance obligation and the receipt of payment by the customer.

(Continued)

(2) Summary of Significant Accounting Policies (Continued)

Commissions Payable

Unpaid commission amounts due are included in commissions payable on the statement of financial condition.

Cash and Cash Equivalents

Cash is carried at cost, which approximates fair value. Cash equivalents of sufficient credit quality are carried at fair market value. The Company considers all money market funds to be cash equivalents.

Other Receivables

Other receivables are carried at original amount, less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. At December 31, 2023, the Company had no allowance for doubtful receivables. Other receivables are written off based on expected credit loss. Interest is not accrued on past-due other receivables balances.

Income Taxes

The Company files a life/non-life consolidated federal income tax return with Minnesota Mutual Companies, Inc. (MMC), the Company's ultimate parent. The Company utilizes a consolidated approach to the allocation of current taxes, whereby, the tax benefits resulting from any losses by the Company, which would be realized by Minnesota Mutual Companies, Inc. on a consolidated return, go to the benefit of the Company. The Company is included in the federal tax sharing agreement with Minnesota Mutual Companies, Inc. Intercompany tax balances are settled annually when the tax return is filed with the Internal Revenue Service (IRS).

(3) Risks

The Company's financial statements are based on estimates and assumptions that are subject to significant business, economic and competitive risks and uncertainties, many of which are beyond the Company's control or are subject to change. As such, actual results could differ from the estimates used in the financial statements and the value of the Company's investments, its financial condition and its liquidity could be adversely affected. The following risks and uncertainties, among others, may have such an effect:

- Economic environment and capital markets-related risks such as those related to interest rates and equity markets.
- Business and operational-related risks such as those related to liquidity, competition, cyber or other information security, fraud, and overall risk management.
- Catastrophic and pandemic event-related risks that may impact policyholder behavior and claims experience, volatility in financial markets and economic activity, and operations.
- Acquisition, disposition, or other structural change related risks.
- Regulatory and legal risks such as those related to changes in fiscal, tax and other legislation, broker-dealer regulation, and accounting standards.

The Company actively monitors and manages risks and uncertainties through a variety of policies and procedures in an effort to mitigate or minimize the adverse impact of any exposures impacting the financial statement.

(Continued)

(4) Investments

<u>Fair Value of Financial Instruments</u>

The fair value of the Company's financial assets has been determined using available market information as of December 31, 2023. Although the Company is not aware of any factors that would significantly affect the fair value of financial assets, such amounts have not been comprehensively revalued since that date. Therefore, estimates of fair value subsequent to the valuation date may differ significantly from the amounts presented herein. Considerable judgment is required to interpret market data to develop the estimates of fair value. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Fair value is defined as the price that would be received to sell an asset (exit price) in an orderly transaction between market participants at the measurement date. In determining fair value, the Company primarily uses the market approach which utilizes prices and other relevant information generated by market transactions involving identical or comparable assets.

The Company is required to categorize its financial assets recorded on the balance sheet according to a three-level hierarchy. A level is assigned to each financial asset based on the lowest level input that is significant to the fair value measurement in its entirety. The levels of fair value hierarchy are as follows:

Level 1 – Fair value is based on unadjusted quoted prices for identical assets in an active market.

Level 2 – Fair value is based on significant inputs, other than quoted prices included in Level 1, that are observable in active markets for identical or similar assets.

Level 3 – Fair value is based on at least one or more significant unobservable inputs. These inputs reflect the Company's assumptions about the inputs market participants would use in pricing the assets.

The Company uses prices and inputs that are current as of the measurement date. In periods of market disruption, the ability to observe prices and inputs may be reduced, which could cause an asset to be reclassified to a lower level.

Inputs used to measure fair value of an asset may fall into different levels of the fair value hierarchy. In these situations, the Company will determine the level in which the fair value falls based upon the lowest level input that is significant to the determination of the fair value.

The following table summarizes the Company's financial assets measured at fair value on a recurring basis as of December 31, 2023:

| | December 31, 2023 | | | |
	Level 1	Level 2	Level 3	Total
Cash equivalents	1,744	—	—	1,744
Total financial assets	$ 1,744	$ —	$ —	$ 1,744

The Company did not have any financial liabilities that would be required to be measured at fair value as of December 31, 2023.

The methods and assumptions used to estimate the fair value of financial assets are summarized as follows:

Cash equivalents

Cash equivalents include money market funds. Money market funds are generally valued using unadjusted quoted prices in active markets and are reflected in Level 1.

The Company did not have any assets or liabilities reported at fair value on a nonrecurring basis.

(Continued)

(5) Related Party Transactions

After August 9, 2023, the Company was the distributor of Minnesota Life's variable annuity and variable life products and also was the distributor of Securian Life's variable life insurance products. Through August 9, 2023, the Company was the distributor of Minnesota Life's fixed and variable annuity, variable life and certain life and annuity indexed products and also was the distributor of Securian Life's fixed annuity, variable life and certain indexed life insurance products, of which $8,179 was included in commissions receivable in the statement of financial condition at December 31, 2023.

The Company also had agreements with a former affiliate, Securian Trust Company, N.A. (STC), a national bank, through August 9, 2023. Under these agreements, the Company provided investment advisory services to STC clients and received referral fees for clients of the Company who named STC trustee of a trust.

Under management services agreements with Minnesota Life and Securian Life, the Company charges or is charged expenses including allocations for occupancy costs, data processing, compensation, advertising and promotion and other administrative expenses. The Company either incurs these expenses on behalf of Minnesota Life or Securian Life or these expenses are incurred on behalf of the Company by Minnesota Life or Securian Life . At December 31, 2023, $191 was included in due to affiliates and $5,105 was included in due from affiliates in the statement of financial condition under these agreements.

Under a consulting services agreement with Minnesota Life, the company is charged an annual fee for services rendered to oversee certain mutual funds, including quantitative and qualitative review, risk metrics, systems operations, and portfolio management practices. At December 31, 2023, $10 was due to Minnesota Life under this agreement.

Under an assignment agreement with Minnesota Life, 12b-1 fees from affiliated Securian Funds Trust, the Waddell and Reed Target portfolios and other mutual funds, are transferred to Minnesota Life. At December 31, 2023, $760 was due from Minnesota Life and included in due from affiliates in the statement of financial condition.

The Company has an investment advisory agreement with an affiliate, Securian Asset Management, Inc. Under this agreement, the Company pays quarterly investment management fees based on total assets managed. At December 31, 2023, there was no amount due to Securian Asset Management, Inc. under this agreement.

(6) Transactions with Clearing Agents

Through August 9, 2023, the agreement with the Company's clearing agent provided for clearing charges at a fixed rate multiplied by the number of trades processed by the Company. The clearing agreement also required the Company to maintain a minimum deposit of $100, which was returned to the Company in 2023.

(7) Income Taxes

The tax effect of net operating losses of $51, gave rise to the Company's net deferred tax asset at December 31, 2023.

As of December 31, 2023, management determined that no valuation allowance was needed related to the benefits of certain state operating loss carryforwards or for other deferred tax items based on management's assessment that it is more likely than not that these deferred tax assets will be realized.

The balance of unrecognized tax benefits was zero as of January 1, 2023 and December 31, 2023.

At December 31, 2023, there are no positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date.

A limited scope audit of MMC's consolidated federal tax return concluded during the year ended December 31, 2023. The audit was settled without a material impact to the Company's financial position. The IRS has not stated an intention to audit MMC's 2020, 2021, or 2022 consolidated tax return.

(8) Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1(a)(2)(vi) of the Securities and Exchange Commission, the Company is required to maintain minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2023, the Company had net capital of $10,278, which was $9,715 in excess of its required net capital of $563. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 0.82 to 1 at December 31, 2023. The Company's minimum capital, as defined, is required to be greater than 6 2/3% of aggregate indebtedness and the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1.

(9) Rule 15c3-3

Through August 9, 2023, the Company cleared all customer transactions on a fully disclosed basis with clearing broker/dealers. The Company did not hold customer funds or safekeep customer securities and therefore claims exemptions from Rule 15c3-3 of the Securities and Exchange Commission under subsections (k)(1) and (k)(2)(ii). Under these exemptions, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" were not required.

(10) Stock Dividends

During the year ended December 31, 2023, the Company declared and paid cash dividends to SFG in the amount of $270,000.

(11) Contingencies

The Company is involved in various pending or threatened legal proceedings arising out of the normal course of business. In the opinion of management, the ultimate resolution of such litigation will not have a material adverse effect on operations or the financial position of the Company.

(12) Subsequent Events

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2023, through the date the financial statements were issued.


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member and Members of Securian Financial Services, Inc.
Saint Paul, Minnesota

We have reviewed management's statements, included in the accompanying Securian Financial Services, Inc.'s Exemption Report in which:

(1) Securian Financial Services, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Securian Financial Services, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) and (k)(2)(ii) (the "exemption provisions") and Securian Financial Services, Inc. stated that Securian Financial Services, Inc. met the identified exemption provisions throughout the period from January 1, 2023 through August 9, 2023 except as described in its exemption report.

(2) The Company identified the following conditions pursuant to Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 under which the Company is also eligible to file an Exemptions Report because the Company's other business activities are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) for the period from August 10, 2023 through December 31, 2023, without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Securian Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraphs (k)(1) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, and the conditions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Crowe LLP

Crowe LLP

New York, New York
April 12, 2024

Securian Financial Services, Inc.'s Exemption Report

Securian Financial Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (the "SEC") (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under 17 C.F.R. § 240.15c3-3: (k)(1) and (k)(2)(ii) from January 1, 2023, through August 9, 2023.

(2) The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3 (k)(1) and (k)(2)(ii) from January 1, 2023, through August 9, 2023 ("Covered Period"), except as described below.

The Company identified **2,768** exceptions, **664** of which related to checks transmitted from branch offices to the requisite third parties, and the remaining **2,104** related to checks that were forwarded by the home office to the requisite third parties outside of the timeframes prescribed by 17 C.F.R. 240.15c3-3 (k)(1) and (k)(2)(ii).

During the Covered Period **410** of the **664** checks transmitted from the Company's branch offices to the requisite third parties were forwarded within 2 days following the check's receipt in a branch office. Of the **2,104** checks received by the home office from the branch offices and made payable to the requisite third parties, **1,920** were forwarded by noon after receipt and approval by the Company's Home Office. This delay was primarily due to the quality assurance process.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period from August 10, 2023 through December 31, 2023.

I, Kimberly Carpenter, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.





Kimberly Carpenter
President and Chief Executive Officer
Securian Financial Services, Inc.

Date